					Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	Twelve Months Ended
	December 31,					March 31,

	2002	2003	2004	2005	2006	2007

Fixed charges, as defined:
Total Interest	$100,667	$76,756	$74,141	$85,418	$92,216	$93,723
Interest applicable to rentals	6,496	6,359	5,595	4,585	4,833	5,339

Total fixed charges, as defined	107,163	83,115	79,736	90,003	97,049	99,062

Preferred distributions, as defined (a)	-	-	-	-	10,906	10,713

Combined fixed charges and preferred distributions, as defined	$107,163	$83,115	$79,736	$90,003	$107,955	$109,775

Earnings as defined:

Net Income	$144,709	$146,154	$127,495	$128,082	$137,618	$143,990
Add:
Provision for income taxes:
Total Taxes	84,765	97,408	79,475	96,819	78,338	79,932
Fixed charges as above	107,163	83,115	79,736	90,003	97,049	99,062

Total earnings, as defined	$336,637	$326,677	$286,706	$314,904	$313,005	$322,984

Ratio of earnings to fixed charges, as defined	3.14	3.93	3.60	3.50	3.23	3.26

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	3.14	3.93	3.60	3.50	2.90	2.94

(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.